SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Mitsui Sumitomo Ginko
(Name of Subject Company)

Sumitomo Mitsui Banking Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Sumitomo Mitsui Banking Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Corporate Planning Department
Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome
Chiyoda-ku, Tokyo, Japan 100-0006
813-5512-4464
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
813-5561-4421

August 29, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a) See Exhibit I.1(a)-1.

(b) Not applicable.

Item (2). Informational Legends

Included in Exhibit I.1(a)-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) See Exhibit II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X dated August 29, 2002 and filed concurrently with the Commission on August 30, 2002.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Daoud A. Awad
Joint General Manager,
Planning Department, Americas Division
(Name and Title)

August 29, 2002
(Date)

EXHIBIT

INDEX

Exhibit	Description	Page No.
I.1(a)-1	Press Release Issued on August 29, 2002	5
II(3)	Power of Attorney dated August 29, 2002	8

Press Release Issued on August 29, 2002

Proposed Establishment of Sumitomo Mitsui Financial Group, Inc.

TOKYO, August 29, 2002 — Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Yoshifumi Nishikawa) decided today, subject to the approval of both SMBC's shareholders and governmental authorities, the main points regarding the establishment of a holding company that is one of the key courses of actions described in the "Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group" announced on July 30, 2002.

1. Procedure for Establishment

SMBC will establish a holding company through a share transfer. Proposals regarding the establishment of the holding company will be submitted to the Preferred Shareholders' Meeting to be held on September 26, 2002, and the Extraordinary Shareholders' Meeting to be held on September 27, 2002.

2. Company Name

The trade name of the holding company will be "Sumitomo Mitsui Financial Group, Inc."

3. Business Description

Sumitomo Mitsui Financial Group will engage in the management of the affairs of its subsidiaries and all related businesses.

4. Head Office

The head office of Sumitomo Mitsui Financial Group will be located at 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo (the location of the current head office of SMBC).

5. Date of Establishment

Sumitomo Mitsui Financial Group will be established on Monday, December 2, 2002 .

6. Capital Stock

Sumitomo Mitsui Financial Group will be capitalized at one trillion yen.

7. Share Transfer Ratio

Considering various factors, such as the fact that SMBC will be the only company to become a wholly-owned subsidiary of Sumitomo Mitsui Financial Group through this stock transfer, one common share of Sumitomo Mitsui Financial Group will be allotted for 1,000 common shares of SMBC.

8. Directors and Corporate Auditors

The number of directors of Sumitomo Mitsui Financial Group will be eight, including two outside directors, so that the Board of Directors of the holding company can efficiently supervise the business operation of the group as a whole and make decisions quickly.

Also, the number of corporate auditors of Sumitomo Mitsui Financial Group will be five, including three outside corporate auditors.

(Candidates for directors and corporate auditors are listed in the Appendix hereto.)

9. Stock Exchange Listings

Sumitomo Mitsui Financial Group will apply for listing on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and also on the London Stock Exchange. The currently listed shares of SMBC will be delisted upon the establishment of Sumitomo Mitsui Financial Group.

Appendix

Candidates for Proposed Directors and Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Post to be appointed at **Sumitomo Mitsui Financial Group**		Current post at **Sumitomo Mitsui Banking Corporation**
Chairman of the Board (Representative Director)	Akishige Okada*	Chairman of the Board (Representative Director)
President and CEO (Representative Director)	Yoshifumi Nishikawa*	President and CEO (Representative Director)
Senior Managing Director (Representative Director)	Masayuki Oku**	Senior Managing Director (Representative Director)
Senior Managing Director (Representative Director)	Hideharu Kadowaki**	Senior Managing Director (Representative Director)
Director	Michiyoshi Kuriyama*	Deputy President (Representative Director)
Director	Takemasa Tsukamoto*	Senior Managing Director (Representative Director)
Director (outside director)	Yoshiaki Yamauchi**	Director (outside director)
Director (outside director)	Yoichiro Yamakawa**	Director (outside director)
Corporate Auditor (full-time) will also become a Corporate Auditor (part-time) at Sumitomo Mitsui Banking Corporation	Hiroshi Kii*	Corporate Auditor (full-time)
Corporate Auditor (full-time) will also become a Corporate Auditor (part-time) at Sumitomo Mitsui Banking Corporation	Toyosaburo Hirano*	Corporate Auditor (full-time)
Corporate Auditor (part-time, outside corporate auditor)	Shoh Nasu**	Corporate Auditor (part-time, outside corporate auditor)
Corporate Auditor (part-time, outside corporate auditor)	Katsuya Onishi*	Corporate Auditor (part-time, outside corporate auditor)
Corporate Auditor (part-time, outside corporate auditor)	Josei Itoh**	Corporate Auditor (part-time, outside corporate auditor)

* will hold a post at both Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation
** will hold a post only at Sumitomo Mitsui Financial Group

8 Directors and 5 Corporate Auditors will be appointed at Sumitomo Mitsui Financial Group.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Masayuki Oku, Senior Managing Director of Sumitomo Mitsui Banking Corporation (the "Bank") constitutes and appoints Mr. Daoud A. Awad, Joint General Manager, Planning Department, Americas Division, and Mr. William Haney, Senior Vice President and Deputy General Counsel USA, Legal Department, Americas Division, each of Sumitomo Mitsui Banking Corporation, New York Branch, and each of them, (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to take the following actions:

1. To execute and to file with the United States Securities and Exchange Commission, on behalf of the Bank, a Tender Offer/Rights Offering Notification on Form CB and an Appointment of Agent for Service of Process and Undertaking on Form F-X, pursuant to Rule 802 of the Securities Act of 1933 and in connection with the proposed share transfer described therein, and to execute and file any and all amendments required to be filed in connection with those documents, together with such exhibits and other documents as such persons executing the same may approve.

2. To sign such other documents and to do such other things as said agents and attorneys-in-fact may deem necessary or appropriate from time to time in connection with the foregoing.

Masayuki Oku
Senior Managing Director
Sumitomo Mitsui Banking Corporation

August 29, 2002